SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3 and 4 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 4, 5, 7 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

Item 4, Section (b) − Background of the Schedule 14D−9 is hereby amended and supplemented by adding the following at the end thereof:

On October 11, 2006, the Board held a meeting with its legal and financial advisors. The Company’s legal advisors reviewed, among other things, the Board’s fiduciary duties. The Board discussed termination of the Merger Agreement, including the costs and benefits associated with the termination and the likelihood of stockholder approval of the transaction with Stone. The Board then approved termination of the Merger Agreement on the terms set forth below. The Board directed the Company, assisted by its financial advisors, to explore strategic alternatives to maximize stockholder value, including the possible sale of the Company. The Board also approved a revised arrangement with Petrie Parkman and retained UBS Securities LLC (“UBS”) to, together with Evercore Group LLC and Bank of America Securities LLC, advise and assist the Company in its efforts to explore strategic alternatives to maximize stockholder value.

On October 12, 2006, EPL announced the termination of the Merger Agreement. A copy of the press release announcing termination of the Merger Agreement and a copy of the Termination Agreement (as defined in Item 7 below) are attached as Exhibits (a)(9) and (a)(10), respectively, and are incorporated herein by reference, and this description is qualified in its entirety by reference thereto.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 − Persons/Assets, Retained, Employed, Compensated or Used of the Schedule 14D−9 is hereby amended and supplemented by adding the following at the end thereof:

On October 11, 2006, the Company expanded the engagement of Petrie Parkman to advise and assist the Company in its efforts to explore strategic alternatives to maximize stockholder value. In return for agreeing to expand the scope of its retention, the Company will pay to Petrie Parkman a fee of $1 million.

On October 11, 2006, the Company also engaged UBS as a financial advisor to advise and assist the Company in its efforts to explore strategic alternatives to maximize stockholder value and to deliver an opinion with respect to any potential transaction. In return for such services, the Company has agreed to pay to UBS a fee of $2 million. UBS has in the past provided, and in the future may provide, financial advisory and financing services to the Company, for which services it has received and would expect to receive, compensation. In the ordinary course of business, UBS and its affiliates may trade in the debt or equity securities of the Company or Woodside for the accounts of its customers or for its own account and, accordingly, may at any time hold long or short positions in such securities.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Item 7 — Purposes of the Transaction and Plans or Proposals of the Schedule 14D−9 is hereby amended and supplemented by adding the following at the end thereof:

On October 11, 2006, EPL and Stone entered into an agreement to terminate the Merger Agreement. Pursuant to the agreement among EPL, EPL Acquisition Corp. LLC and Stone (the “Termination Agreement”), EPL and Stone mutually agreed to terminate the Merger Agreement and have released each other from all claims, including but not limited to all claims under the Merger Agreement, with limited exceptions. EPL paid to Stone an $8 million termination payment. The payment represents a $17.6 million discount from the fee that would have been payable by EPL to Stone under certain circumstances. A copy of the press release announcing termination of the Merger Agreement and a copy of the Termination Agreement are attached as Exhibits (a)(9) and (a)(10), respectively, and are incorporated by reference herein and this description is qualified in its entirety by reference thereto.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(9)	Press release dated October 11, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed October 12, 2006).
(a)(10)	Agreement, dated as of October 11, 2006, by and among EPL, EPL Acquisition Corp. LLC and Stone (incorporated by reference to Exhibit 10.1 of EPL’s Form 8-K filed October 12, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:  /s/ John H. Peper
        Name:  John H. Peper
        Title:   Executive Vice President, General
                    Counsel and Corporate Secretary

Dated: October 12, 2006